

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 4, 2017

T.J. Magallanes
Chief Executive Officer
Sunset Island Group, Inc.
4325 Glencoe Ave Ste C9-9903
Marina Del Rey, CA 90292

> **Re:** **Sunset Island Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 21, 2016**
> **File No. 333-214643**

Dear Mr. Magallanes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2016 letter.

Item 9: Description of Securities to be Registered, page 20

1. Please refer to prior comment 6. On page 20, you state that the exchange ratio for the acquisition of Battle Mountain Genetics was 1 for 1,000. However on page 30, you state that this exchange ratio was 1 for 10,000. Please explain this apparent inconsistency and revise your disclosure accordingly.

Critical Accounting Policies, page 25

2. Please refer to prior comment 15. Your disclosure appears to indicate the existence of stock-based compensation plans, which are not described elsewhere in your filing. Please explain this apparent inconsistency and revise your disclosure accordingly.

Notes to Consolidated Financial Statements
Note 4--Income Taxes, page F-8

3. Please refer to prior comment 24. We continue to believe that your income tax disclosures contain errors and do not comply with guidance in ASC 740-10-50. For example, the meaning of the caption, "effect on operating losses" is unclear and the total for the table, "a reconciliation of income taxes computed at the statutory rate," is incorrectly described and mathematically inaccurate. Please correct these disclosures and ensure compliance with ASC 740-10-50.

Exhibit 5.1

4. We note the statement in the legal opinion that the shares are to be offered by the Company on a best efforts basis. Please revise the legal opinion to reflect that this is a resale offering and the shares are being offered by the selling shareholders. Please also remove the assumption that the shares will be validly issued, fully paid and non-assessable "when sold pursuant to and in accordance with the Registration Statement and the documents described therein." As the shares are currently issued and outstanding, the opinion should reflect that the shares are validly issued, fully paid and non-assessable in their current form.

       You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any other questions.

                                          Sincerely,

                                          /s/ Erin K. Jaskot, *for*

                                          Suzanne Hayes
                                          Assistant Director
                                          Office of Healthcare and Insurance

cc: Via E-mail
       Nathaniel M. Reinking, Esq.